Barack Ferrazzano Kirschbaum & Nagelberg llp
200 WEST MADISON STREET, SUITE 3900
CHICAGO, ILLINOIS 60606

Gretchen Anne Trofa
(312) 984-3171
Voice Mail Ext. 4171	Telephone (312) 984-3100
gretchen.trofa@bfkn.com	Facsimile (312) 984-3150

April 5, 2011

VIA EDGAR AND OVERNIGHT COURIER

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C.  20549

Re:	Medgenics, Inc.
Amendment No. 10 to Registration Statement on Form S-1
Filed April 5, 2011
File No. 333-170425

Dear Mr. Riedler:

On behalf of Medgenics, Inc. (the “Company”), transmitted herewith is Amendment No. 11 (“Amendment No. 11”) to the Company’s Registration Statement on Form S-1 (File No. 333-170425) (the “Registration Statement”).  We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 5, 2011 (the “Staff Letter”) with regard to the above-referenced filing.

We have reviewed the Staff Letter with the Company and the following is its response to the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, the page numbers in the responses refer to pages of Amendment No. 11 and the defined terms used herein have the definitions given to them in Amendment No. 11.

Barack Ferrazzano Kirschbaum & Nagelberg llp

Mr. Jeffrey Riedler
April 5, 2011

Summary Financial Data, page 10

1.
You disclose in the Summary Financial Data section, as well as elsewhere in the filing, that the allocation of the assumed aggregate offering price to the share of common stock and corresponding liability was based on an independent valuation of fair value.  While you are not required to make reference to the valuation specialist, when you do you must disclose the name of the independent external valuation specialist.  In addition, a consent from the valuation specialist must be provided in the registration statement.

The Company has revised the Registration Statement to include the name of the valuation firm (Financial Immunities Dealing Rooms Ltd.) in each instance where the Company referenced the independent valuation of fair value.  See pages 9, 11, 26, 35-38, 40, 102 and 111 of the prospectus included within the Registration Statement.  In addition, the Company has included the consent of Financial Immunities Dealing Rooms Ltd. as Exhibit 23.2 to the Registration Statement.

Please direct your questions or comments regarding the Company’s response to the Staff Letter and Amendment No. 11 to the undersigned at (312) 984-3171.  Thank you for your assistance.

Very truly yours,

/s/ Gretchen Anne Trofa

Gretchen Anne Trofa

GAT/mh
Enclosures

cc:	Dr. Andrew L. Pearlman, Medgenics, Inc.
Ms. Phyllis Bellin, Medgenics, Inc.
Steven Skolnick, Esq., Lowenstein Sandler PC